UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.     )

My Size, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

62844N208

(CUSIP Number)

SHOSHANA YAEL ZIGDON

Simon Ben Ziv 43

Givataim

Israel

LOUIS A. BRILLEMAN, ESQ.

1140 Avenue of the Americas, 9th Floor

New York, New York 10036

(212) 584-7805

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 26, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Shoshana Yael Zigdon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,500,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON IN

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The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of My Size, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is HaYarden 4, POB 1026, Airport City, Israel 7010000.

Item 2.	Identity and Background.

(a) This statement is filed by:

Shoshana Yael Zigdon (the “Reporting Person”).

(b) The principal business address of Reporting Person is Simon Ben Ziv 43, Givataim, Israel.

(c) Reporting Person is a private investor.

(d) Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Reporting Person is an Israeli citizen.

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Item 3.	Source and Amount of Funds or Other Consideration.

Reporting Person paid no cash for the acquisition of the Shares. The Shares were issued in connection with a contractual arrangement between Reporting Person and the Issuer as described in Item 4.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Shares under the terms of an Amendment to Purchase Agreement (the “Amendment”) which made certain amendments to a Purchase Agreement dated February 16, 2014, among the Issuer, My Size Israel Ltd., Issuer’s wholly owned subsidiary (“My Size Israel”), and the Reporting Person (the “Purchase Agreement”). Pursuant to the Amendment, Reporting Person agreed to waive (i) the right to repurchase certain assets related to the collection of data for measurement purposes that My Size Israel acquired from Reporting Person under the Purchase Agreement (the “Assets”), and (ii) all past, present and future rights in any of the intellectual property rights sold, transferred and assigned to My Size Israel under the Purchase Agreement, including, without limitation, any compensation, reward or any rights to royalties or to receive any payment or other consideration in connection with such intellectual property rights (the “Waiver”). In consideration of the Waiver, the Company issued 2,500,000 shares of common stock to the Reporting Person.

The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person is based upon a denominator of (i) 12,538,327 Shares outstanding, as of May 11, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2021

/s/ Shoshana Yael Zigdon

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